Exhibit 99.2

September 5, 2017

Titan Energy, LLC

425 Houston Street, Suite 300

Fort Worth, TX 76102

Attention: Mr. Mark D. Schumacher

SUBJECT:	Evaluation of Oil and Gas Reserves to the
Pro Forma Interests of DGOC Series 18(C), L.P.
Managed by Titan Energy, LLC
Pursuant to the Requirements of the
United States Securities and Exchange Commission
Effective January 1, 2017
Job 17.1878

At the request of Titan Energy, LLC (Titan), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the pro forma interests of DGOC Series 18(C), L.P. (Pro Forma Partnership). The properties contained in this Pro Forma Partnership were a part of Atlas Resources Public #18-2009(C) LP (Original Partnership) managed by Titan as of the effective date of this report. This evaluation was authorized by Mark D. Schumacher of Titan, the Managing General Partner of the Original Partnership. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC. The effective date of this report is January 1, 2017, and the report was completed June 27, 2017. The following is a summary of the results of the evaluation for the Pro Forma Partnership.

DGOC Series 18(C), L.P. Pro Forma Partnership Interests Effective January 1, 2017 Pursuant to SEC	Total Proved (PDP, PDNP-SI & PDNP-TA)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	0.000
Gas, MMcf:	38,270.268
NGL, Mbbl:	0.000
Gas Equivalent, MMcfe: (1 bbl = 6 Mcfe)	38,270.268
Cash Flow (BTAX), M$
Undiscounted:	28,492.490
Discounted at 10% Per Annum:	12,701.648

Mr. Mark D. Schumacher

Titan Energy, LLC

September 5, 2017

It is the understanding of Wright that on May 4, 2017, Titan entered into a Purchase and Sale Agreement to sell certain of its Appalachia assets to Diversified Gas & Oil PLC (Diversified). The transaction is subject to customary closing conditions, has an effective date of April 1, 2017, and is expected to close in June 2017. The sale includes approximately 8,400 oil and gas wells across Pennsylvania, Ohio, Tennessee, New York and West Virginia, along with the associated infrastructure. The assets Titan has agreed to sell to Diversified include its partnership interests in some of the wells owned by the Original Partnership. These partnership assets will be transferred to the Pro Forma Partnership for which Diversified will control the new managing general partner. According to Titan, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of the Pro Forma Partnership. The interests evaluated in this report represent the total interests of the Pro Forma Partnership.

Proved oil and gas reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $42.75 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $2.481 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. The benchmark oil price of $42.75 per barrel was also used as the base price for natural gas liquids (NGL). These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted gas price was $1.229 per Mcf of gas.

Oil and other liquid hydrocarbon volumes are expressed in thousands of United States U.S. barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made. Wright determined that no oil or natural gas liquids (NGL) reserves are expected to be realized from the properties included in this evaluation.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, state and county taxes, state fees, operating expenses, investments, salvage values, and abandonment costs, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core

Mr. Mark D. Schumacher

Titan Energy, LLC

September 5, 2017

analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing shut-in (PDNP-SI), and proved developed nonproducing temporarily abandoned (PDNP-TA) categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any reserves category. Wright is not aware of any local, state, or federal regulations that would preclude Titan, Diversified, or the Pro Forma Partnership from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Titan. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Titan with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Titan with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of Titan, abandonment costs net of salvage values were included, if deemed material to the overall value.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Mr. Mark D. Schumacher

Titan Energy, LLC

September 5, 2017

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Titan, Diversified, the Original Partnership, or the Pro Forma Partnership, nor does Wright or any of its employees have direct financial interest in Titan, Diversified, the Original Partnership, or the Pro Forma Partnership. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Titan, Diversified, the Original Partnership, and the Pro Forma Partnership, their investors, and for the information and assistance of their independent public accountants in connection with their review of and report upon the financial statements of Titan, Diversified, the Original Partnership, and the Pro Forma Partnership, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by the Titan, the Original Partnership, and the Pro Forma Partnership.

Based on data and information provided by Titan, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of the Pro Forma Partnership in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President